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             June 27, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Justin Dobbie
Legal Branch Chief

Re: Diana Shipping Inc.
Registration Statement on Form F-3
Filed May 18, 2012, File No. 333-181540

Dear Mr. Dobbie:

We refer to the registration statement on Form 20-F, filed by Diana Shipping Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”) on May 18, 2012 (the “Registration Statement”).  By letter dated June 13, 2012 (the “Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments regarding the Registration Statement.

The Company has today filed via EDGAR Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which responds to the Staff’s comments contained in the Comment Letter.  The Amended Registration Statement also includes updates related to the passage of time.

This letter responds to the Staff’s comments.  The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

(1)           Risk Factors, page 6

1.  As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor. [Hyperlink omitted] As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading.  Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

The Amended Registration Statement has been revised on page 6 to include a statement under a separate risk factor heading explaining that the Company’s shareholders who rely on the Company’s auditor’s audit reports are deprived of the potential benefits of PCAOB inspections of auditors.

(2)           Exhibit 5.1

The legality opinion should opine that the guarantees will be binding obligations of the guarantors. Please revise accordingly.

The Company has revised the Amended Registration Statement to remove the registration of the guarantees of the Company’s subsidiaries.

(3)
Please confirm to us that you will file a “clean” legal opinion with every takedown. Please also confirm your understanding that the opinion must also cover the laws of the jurisdictions of incorporation of all guarantors with respect to due authorization and corporate authority. We note in the Table of Additional Registrants that in addition to having guarantors incorporated in the Republic of the Marshall Islands you also have guarantors incorporated in Panama and Cyprus.

The Company confirms that it will file a clean legal opinion with each takedown that does not contain the assumptions included in Exhibit 5.1 to the Amended Registration Statement.  As noted above, the Company has revised the Amended Registration Statement to remove the registration of the guarantees of the Company’s subsidiaries, including those guarantors incorporated in Panama and Cyprus.

* * * * *

If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1265.

Very truly yours,

SEWARD & KISSEL LLP

By:        /s/ Edward S. Horton
Edward S. Horton
cc:           Andreas Michalopoulos
Chief Financial Officer and Treasurer
Diana Shipping Inc.
Pendelis 16, 17564 Palaio Faliro,
Athens, Greece

Diana Shipping Inc.
Pendelis 16, 17564 Palaio Faliro,
Athens, Greece

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Justin Dobbie

Re:           Diana Shipping Inc.

          June 27, 2012

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

DIANA SHIPPING INC.

By:	/s/ Andreas Michalopoulos
Name:	Andreas Michalopoulos
Title:	Chief Financial Officer